EXHIBIT 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

(In millions)
	2014	2013	2012	2011	2010

Portion of rentals representing interest,
including discontinued operations	$36	$34	$24	$51	$88

Capitalized interest,
including discontinued operations	33	27	68	208	410

Other interest and fixed charges,
including discontinued operations	283	295	236	239	105

Total fixed charges (A)	$352	$356	$328	$498	$603

Earnings-pretax income with
applicable adjustments (B)	$1,775	$2,751	$3,422	$2,174	$2,110

Ratio of (B) to (A)	5.04	7.73	10.43	4.37	3.50